FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Eighth Investor Conference: Chief Strategy Officer Presentation	2

Título, máximo 2 líneas Accounting and cash: Dividends here! Santiago Fernández Valbuena Razón social Área Chief Strategy Officer, Telefónica

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Index Investing in Telefónica: A true Story CF growth opportunities: outside and inside Telefónica Completing the P&L and the CF statement The asset side: portfolio The liability side: debt and equity Conclusions

Investing in Telefónica: A true story

Telefónica: a sizeable company FY 2010 OIBDA Source: Bloomberg Annual equivalent total returns in local currencies. March 2006 to March 2011

... beating returns... Total shareholders returns (last 5 years)1Source: Bloomberg 1Annual equivalent total returns in local currencies. March 2006 to March 2011 for many years now Total shareholders returns (last 20 years)[1] Source: Bloomberg [1] Annual equivalent total returns in local currencies. March 1991 to March 2011

CF growth opportunities: outside and inside Telefónica

There is a macro recovery in our footprint... Telefónica’s footprint: 2014 private consumption 14% above 2008 Dynamism to remain in Latam: average annual growth of 4% in FY 2011-2013 (f) Slow recovery in Spain Source: Consensus estimates and Telefónica .

... income growth drives penetration and we are well placed to benefit from trends...

... and monetise it

To deliver CF growth as seen in many of our business units Selected Telefónica wireless units: OpCF change FY 2005-2010 (as percentage of FY 2010 revenues) Challenge: all units at full speed

Reforms to revert underperformance of Spain SPAIN vs. EURO ZONE: GDP growth rate differential Source: IMF and OECD

Completing the P&L and the CF statement

Our financial policy has served well our strategy CapEx increased where appropriate Spectrum won in major markets Vivo and other acquisitions fostering growth Dividends raised Valuation supported by low cost debt financing to be embedded in CF discount rates

Depreciation & Amortization growing in 2011 Total D&A € bn Growth in FY 2011E mainly driven by increased in PPA due to the acquisition of Vivo and spectrum PPA decline from FY 2012E led by T. Europe [1] Includes 3 months of Vivo’s PPA [2] Subject to FX rates and assuming constant perimeter

Funding costs kept under control Yield from recent Bonds from Telefónica, S.A. at 4.465% at issue

Financial expenses below 6% medium term benchmark Financial Expenses (ex-FX & Inflation adj) Percentage of Net Debt (Dec-10) Euro debt fixed ~1/4 p.p. better than prevailing rates at bond issue dates Floating exposure saving ~0.4 p.p. per year [1]Includes forward starting swaps fixing debt in FY 2011

Cash taxes below average nominal tax rate Effective and cash tax rate starting to decrease from FY 2012 onwards Beating nominal rates in the countries where we operate whilst being fair with the Societies Interests taxed at marginal tax rate, close to 30%: to be used for WACC, but FCF projections to include tax payments at rates on EBT at around 23%

Working Capital active and efficiently managed

FY 2011–2013E working capital consumption between 2% and 5% of OpCF

FY 2010 investment in WC:
€ 2.7 bn

Non-recurrent business

- ~ € 1 bn spectrum payment in Mexico
- ~ € 0.7 bn restructuring provisions
- ~ € 0.4 bn Fundación Telefónica commitments

Recurrent business

- ~ € 0.6 bn related to:
  - € 1 bn CapEx increase
  - Payment terms improvement

FY 2011 Drivers

- (−) Full payment of FY 2010 restructuring provisions
- (−) Yearly payment to Fundación Telefónica
- (+) CapEx increase and phasing
- (+) Enhancement Initiatives

FY 2011 Enhancement Initiatives

Customer 50%

Bad Debt management



8%
6%
4%
2%
0%
Brazil
Spain
UK
0.1 p.p.
1.18%
1.29%
1.50%
1.40%
FY 2007
FY 2008
FY 2009
FY 2010
Bad debt in the broad economy
Bad debt in TEF

Suppliers 40%

Inventories Management 10%

- Telefónica Group (bad debt over external revenues)
- Spain - BdE (% individuals doubtful debts excluding mortgages)
- Brazil - Bacen (individuals bad debt ratio)
- UK - Bank of England (individuals unsecured lending write off rates)

20

Investor Conference Telefónica

The asset side: portfolio

A sizable profitable asset portfolio

... enjoying a high diversification and upstream cash flow capacity Diversified portfolio: > 2/3 of our revenues and OIBDA generated outside Spain in FY 2010 Oriented towards growth areas in FY 2010: > 60% of our accesses in Latam > 75% of our accesses are mobile

We have fostered growth Investing in the network acquiring spectrum Awarded spectrum processes FY 2010-2011 YTD, € in billions and through acquisitions

We have achieved the right scale in our target footprint Spectrum auctions in current markets to foster growth Predictable M&A strategy Product & Service innovation to further strengthen our growth capabilities Atento Divesting non core assets PT

The liability side: debt and equity

Debt currency mix related to OIBDA and FCF to protect solvency Non — € debt reducing sensitivity of Debt/OIBDA ratio to FX movements without incurring in high costs Historical simulation: changes in FY 2010 debt/OIBDA ratios if changes in FX rates were equal to those seen in y-o-y

Our balanced approach to the credit markets...

Access to diverse funding sources

~2/3 capital markets
~1/3 loans

Getting Bank Support
€ 12 bn in FY 2009 and FY 2010

- FY 2011 loan maturity extended
- Brasilcel acquisition loan
- Undrawn credit lines increase

Bond Market Access
Above € 17 bn since FY 2009

- Major currencies: €, US$ and GBP

Average debt life of bonds issued since 2009: 7.5 years

Other funding sources
Nearly € 4 bn in FY 2009 and FY 2010

- Export Credit Agencies and Development Banks
- Loan and capital markets in Latam

28

Investor Conference Telefónica

... has contributed to a solid liquidity position to manage debt maturities Unused committed lines Average Net Debt Life Maturity profile (Dec-10) € bn Years € bn 11.7 11.0 Includes undrawn €5 bn of Vivo 9.0 amount on new 6.3 syndicated facility +1.8 6.1 syndicated to cover 5.7 (ex-Brasilcel) pending payments 7.2 Covered by new 6.7 on Brasilcel +0.4 issuance €1.2 acquisition (€2 bn) 5.6 bn (Jan) & $2.75 bn (Feb) 3.0 Undrawn Credit Undrawn Credit Dec-06 to Dec-09 Dec-10 Adjusted[1] Dec-10 FY 2011 FY 2012 FY 2013 FY 2014 lines Dec-09 lines Dec-10 Average maturity targeting to be kept above 6 years, overcoming temporary deviations Unused committed lines increased to €9bn in FY 2010; close to 60% maturing long term [1] Adjusted average debt life calculated as of Dec-10, including €1,200 m and US$2,750 m bond issuances made in 2011

On the way to de-leveraging Stable policy: Net Debt + Debt like Cash Commitments / OIBDA in the 2.0 — 2.5 range Trending progressively towards the middle of the leverage range Net Financial Debt + Commitments/OIBDA Leverage ratio sensitivity 0.05 improvement requires Average leverage ratio in the period 2007-2010 at 2.25x despite latest acquisitions OIBDA growth 2% 2.5x 2.25x or 2.0x Debt reduction €1.2 bn Dec-10

Disciplined growing remuneration policy, changing mix... € 6.7 bn FCF Pre- Committed dividends spectrum € 5.5 bn Payout 67% FCF Payout €7.9 bn 60% 90% €7.2 bn in 2010 52% in 2006 Dividends Dividends € 3.6 bn €5.8 bn Share Buy-Back € 1.9 bn Share Buy-Back € 0.9 bn Avg. FY 2006-2009 FY 2010 H2 11/H1 12 H2 12 / H1 13 Beyond 2012: 1.75 €/share minimum annual shareholder remuneration target Shareholder remuneration not to be paid with debt

... supported by Earnings well above Dividends, and...

... by FCF also exceeding dividend payments Sustained OIBDA growth trend Regions with positive organic growth in FY 2010 offset Spain decrease Change: 2010 vs. 2009 Spain Latam Europe € -0.8 bn € +0.8 bn € +0.1 bn Additional FCF from Vivo acquisition: €0.2 bn1 No critical reliance on uncertain CF Venezuela FCF in FY 2010: €0.3 bn Interest payments savings vs. accrual (FY 2010): €0.4 bn Room for higher CapEx FY 2011E organic maximum CapEx increase: €0.5 bn Spectrum acquisition 1 Proportional FY 2010 Vivo’s FCF acquired less annualised interest expenses after taxes

To get the best combination of growth expectationsand cash remuneration [1] Source: average of 20 analysts: T. Italia pro-forma 2010, consensus analyst 2012

Conclusion

Solid business and financial trends supporting shareholders returns and solvency 1 Shareholder remuneration, to be sustained beyond 2012 Solvency protection, aiming to limit net debt & cash 2 Financial policy focused on allocation of generated Cash- commitments within the range 2.0 to 2.5x OIBDA 3 Predictable M&A strategy, having achieved the right scale in our target footprint

Telefonica

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 13th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors